FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

                    For the month of December, 2005

Tyler Resources Inc.

(Translation of registrant's name into English)

#500, 926 - 5th Ave. S.W.

Calgary, Alberta T2P 0N7

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                            Form 20-F     X       Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes             No     X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                       Tyler Resources Inc.

                                                                                                                                                                                (Registrant)

Date December 28, 2005

                                                                                 “Barbara O’Neill”

                                                Barbara O'Neill, Secretary

                          Yes             No     X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

TYLER RESOURCES INC.

#500, 926 – 5TH Avenue S.W., Calgary, Alberta, T2P 0N7 Phone: (403) 269-6753, Fax: (403) 266-2606

TSX VENTURE SYMBOL: TYS

                                                                                                                                                                        NEWS FOR RELEASE:    December 28, 2005
NEWS RELEASE NR 05-31

For Further Information Contact:

            Jean Pierre Jutras at 1-403-269-6753

Web: www.tylerresources.com

Chevonne Miller, Breakthrough Financial Marketing Inc.

at 1-403-269-7676 or 1-866-269-7676

miller@breakthrough.ab.ca

Tyler Announces Increased Drilling Capacity and Director Retirement

Tyler Resources Inc. (“Tyler”) is pleased to announce final signature of a 15,000 meter reverse circulation drilling contract for its Bahuerachi Project, Mexico.  The reverse circulation drilling will increase the Company’s ability to rapidly test emerging new targets as well as test lower grade copper oxide bulk tonnage targets and perform infill drilling in the Main Zone as required.  The drill rig is currently in Canada and is scheduled to be mobilized to Mexico during January 2006.  The Reverse Circulation drilling is in addition to the current 20,000 meter diamond drilling program.

Tyler also wishes to announce that it has received and accepted notice from Mr. James Devonshire of his intention to retire from the Board of Directors of the Company effective December 31, 2005.  Tyler would like to thank Mr. Devonshire for his past contributions and wish him well in his retirement.  In addition, Mr. Gregory Smith, CA, currently a director of the Company will become Chairman of the Board.

“Jean Pierre Jutras”

Jean Pierre Jutras

President, CEO and Director

The TSX Venture Exchange has neither approved nor disapproved of the contents of this press release.

Except for the historical and present factual information contained herein, the matters set forth in this news release, including words such as “expects”, “projects”, “plans”, “anticipates” and similar expressions, are forward-looking information that represents management of Tyler’s internal projections, expectations or beliefs concerning, among other things, future operating results and various components thereof or the economic performance of Tyler. The projections, estimates and beliefs contained in such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause Tyler’s actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, those described in Tyler’s filings with the Canadian securities authorities. Accordingly, holders of Tyler shares and potential investors are cautioned that events or circumstances could cause results to differ materially from those predicted. Tyler disclaims any responsibility to update these forward-looking statements.